EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6C 1H2

www.emgold.com

January 04, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD ANNOUNCES AMENDED LETTER OF INTENT

FOR ACQUISITION OF THE GOLDEN ARROW PROPERTY, NEVADA

Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company"): is pleased to announce that it has executed an amended non-binding letter of intent dated December 27, 2017 (the "Amended LOI") with Nevada Sunrise Gold Corporation ("Nevada Sunrise"; TSX-V: NEV). The Amended LOI replaces a prior non-binding letter of intent dated July 17, 2017 with Nevada Sunrise (the "Original LOI") and provides for the acquisition by Emgold of an immediate 51 percent interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"); together with a first option to acquire an additional 29 percent interest followed by a second option to acquire the final 20 percent interest in the Golden Arrow Property by making the exploration expenditures and cash payments as outlined below (the "Transaction").

Golden Arrow Property Details

The Golden Arrow Property is located approximately 40 miles east of Tonopah in Nye County, Nevada. The property consists of 357 unpatented and 17 patented lode mineral claims covering an area of approximately 7,030 acres (2,845 hectares). It is an advanced-stage exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 200,000 feet of reverse circulation and diamond core drilling. Emgold is in the process of completing an updated National Instrument 43-101 technical report on the property.

To date, two main exploration targets have been drilled on the Golden Arrow Property focusing on bulk disseminated mineralization – the Gold Coin and Hidden Hill deposits. Numerous other targets have been identified for exploration. Emgold's management believes there is potential to expand both the Hidden Hill and Gold Coin resources and for discovery of other bulk disseminated mineralization on the Golden Arrow Property. In addition, historic underground mine workings lie along the Page Fault and other structures on the Golden Arrow Property indicating potential for vein style mineralization that has been subject to limited modern exploration, if any, to evaluate its potential.

Golden Arrow Sale and Option Terms

The terms of the Amended LOI provide that, subject to the satisfaction of certain conditions, including TSX-V acceptance, the entry into a definitive sale and option agreement with Nevada Sunrise and Emgold completing a financing in an amount necessary to pay (i) related fees and expenses of the Transaction; (ii) the remaining third property payment of $215,000; (iii) general corporate overhead for 6 months; and (iv) the first 12 months of minimum exploration expenditures on the property in the amount of $250,000, Emgold (or a wholly-owned subsidiary of Emgold) would acquire a 51 percent interest in the Golden Arrow Property by (i) making cash payments to Nevada Sunrise in the aggregate amount of $282,000; and (ii) issuing to Nevada Sunrise 2,500,000 common shares in the capital of Emgold, as shown in Table 1 below (all cash amounts in this news release are stated in Canadian dollars):

Table 1

Initial Acquisition by Emgold of 51 Percent Interest in the Golden Arrow Property

Date	Cash Payment ($CDN)	Exploration Expenditure to be Incurred ($CDN)	Emgold Shares	Percentage Interest
Execution and delivery of the Original LOI	$35,000 (already paid)	--	--	0%
Execution and delivery of the Amended LOI	$32,000 (already paid)	--	--	0%
Within 5 business days of final acceptance by the TSX-V of the Transaction (the "Closing Date")	$215,000	--	2,500,000	51%
Sub-Total:	$282,000	--	2,500,000	51%

The Amended LOI further provides that Nevada Sunrise would grant to Emgold (or a wholly-owned subsidiary of Emgold) the sole and exclusive right and option (the "First Option") to acquire an undivided additional 29 percent (for a total of 80 percent) interest in the property, which would be exercisable by Emgold for a period of 36 months from the Closing Date (the "Option Period") by Emgold (i) incurring exploration expenditures in the aggregate amount of $2,750,000; and (ii) issuing to Nevada Sunrise an additional 2,500,000 common shares in the capital of Emgold, as shown in Table 2 below:

Table 2

Emgold’s First Option to Acquire Additional 29 Percent Interest in the Golden Arrow Property

Date	Cash Payment ($CDN)	Additional Exploration Expenditure to be Incurred ($CDN)	Emgold Shares	Percentage Interest
On or before 12 months from Closing Date	--	$250,000		51%
On or before 18 months from Closing Date	--	--	625,000	51%
On or before 24 months from Closing Date	--	$1,250,000	625,000	51%
On or before 30 months from Closing Date	--	--	625,000	51%
On or before 36 months from Closing Date	--	$1,250,000	625,000	80%
Sub-Total:	--	$2,750,000	2,500,000	80%
TOTAL:	$282,000	$2,750,000	5,000,000	80%

Upon Emgold completing the First Option, the Parties would be deemed to have formed a Nevada joint venture (the "Joint Venture"). The Joint Venture would be established as a separate company or using an existing subsidiary of Emgold or Nevada Sunrise, with 80 percent of the shares owned by Emgold and 20 percent of the shares owned by Nevada Sunrise.

After the completion of the exercise of the First Option, and within 12 months of a formal production decision for the property or at any time prior to that date, and provided that Emgold has at least a 75 percent interest in the Joint Venture, Emgold would have the further option (the "Second Option") of purchasing Nevada Sunrise's interest in the Joint Venture based on Nevada Sunrise's percentage interest (rounded to the nearest whole number) in the Joint Venture at the time the Second Option is exercised, as outlined in Table 3 below:

Table 3

Emgold’s Second Option to Acquire Final 20 Percent

Interest in the Golden Arrow Property

Nevada Sunrise % Interest in the Joint Venture	Buyout Amount ($CDN)
25	10,000,000
24	9,500,000
23	9,000,000
22	8,500,000
21	8,000,000
20	7,500,000
19	6,850,000
18	6,200,000
17	5,550,000
16	4,900,000
15	4,250,000
14	3,600,000
13	2,950,000
12	2,300,000
11	1,650,000
10% or Less	1,000,000

Nevada Sunrise would not be required to contribute to the Joint Venture until Emgold completes or terminates the First Option. Thereafter, the parties would be required to contribute to the Joint Venture based on their ownership percentages of the Joint Venture, or their interests therein would be diluted in proportion to their contributions to the Joint Venture. If a diluted party's interest falls below 10% at any time, the other party would have the option of purchasing the diluted party's interest in the Joint Venture for $1.0 million.

The scientific and technical information that forms the basis for portions of this news release was reviewed and approved by Robert Pease, PG, CPG, who is a qualified person as defined by National Instrument 43-101.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, timing and cost of exploration programs in respect of the Golden Arrow Property and otherwise, anticipated results from the exploration activities, the discovery and delineation of mineral deposits/resources/reserves on the Golden Arrow Property, the anticipated business plans and timing of future activities of the Company, the successful negotiation and execution of a definitive option agreement for the Golden Arrow Property and the Company's expectation that it will be able to enter into agreements to acquire interests in additional mineral properties, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Golden Arrow Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of the Transaction and any other current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.